Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

China Metro-Rural Holdings Limited Annual Review 2011

NEW YORK - (MARKETWIRE) — July 12, 2011 — China Metro-Rural Holdings Limited (the “Company” or “CNR”) (NYSE Amex: CNR) published its Annual Report and Form 20-F for the fiscal year ended March 31, 2011, which has been filed with the U.S. Securities and Exchange Commission on July 11, 2011. The Form 20-F has also been posted onto the Company’s website at http://www.chinametrorural.com, under “Investor Relations” section and is also available online at http://www.sec.gov.

Shareholders may receive a hard copy of the Company’s complete audited financial statements for the year ended March 31, 2011 free of charge upon request by contacting the Company via phone at +852-2111 3815 or by e-mail: ir@chinametrorural.com.

China Metro-Rural Holdings Limited Annual Review 2011

KEY PERFORMANCE INDICATORS	2011	2010	Change (%)
Revenue for the year (US$ million) [A]	74.56	43.29	72.23%
Operating profit (US$ million) [A]	42.41	32.30	31.30%
Net income for the year (US$ million) [A]	25.98	21.25	22.26%
Accumulated gross floor area completed (in square meter)	441,230	236,452	86.60%
Project Tieling delivery (%) [B]	22.06	11.82	86.63%
Accumulated gross floor area sold (in square meter)	269,000	104,000	158.65%
Project Tieling delivery (%) [C]	60.97	43.98	38.63%

ADDITIONAL PERFORMANCE INDICATORS
Earnings per share (US$) [D]	0.40	0.33	21.21%
Gearing ratio [E]	0.65	0.33	96.97%
Interest cover [F]	11.00	10.31	6.69%

[A]	Refer to results for the year from continuing operation.
[B]	A new key performance indicator that reflects percentage of accumulated gross floor area completed out of the total planned gross floor area of 2.0 million square meters (excluding self-used properties) for Phase I of Tieling project.
[C]	A new key performance indicator that reflects percentage of accumulated gross floor area sold out of the total accumulated gross floor area completed for Tieling project.
[D]	Refer to earnings per share from continuing operation attributable to equity holders of the company for the year.
[E]	Gearing ratio is calculated by dividing the Company’s bank and other borrowings and a loan from a non-controlling interest by total equity.
[F]	Interest cover ratio is calculated by dividing the Company’s earnings before interests and taxes by interest expenses and capitalized interests.
[G]	The US dollars equivalents of the figures shown above have been translated at HK$7.80 to US$1.0.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and our future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com